SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BUYS ANOTHER 10 BOEING 737 MAX 200s, BRINGING FIRM ORDERS TO 110 (WITH 100 OPTIONS OUTSTANDING)

Ryanair, Europe's No.1 airline, today (20 Jun) announced the purchase of 10 more Boeing 737 Max 200 "Gamechanger" aircraft, 5 of which will deliver in the first half of 2019, with the second 5 delivering in the first half of 2020. This new order, which is valued at more than $1.1 billion at current list prices, will, together with the existing firm order for 100 Max 200s (and 100 options), allow Ryanair to grow its traffic to 200m customers p.a. by 2024.

Ryanair's operates an all-Boeing fleet, the youngest in Europe, with an average age of six and a half years, and took delivery of its 450th Boeing aircraft in March 2017. These new Max "Gamechanger" aircraft will reduce fuel consumption by up to 16% and reduce noise emissions by 40%, while offering 4% more seats per flights (197 v 189) allowing Ryanair to lower fares even further, while ensuring that Ryanair remains Europe's greenest and cleanest airline.

Ryanair's Chief Operations Officer Mick Hickey said:

"We are pleased to announce this purchase of 10 additional Boeing 737 'Gamechanger' aircraft, on top of our existing firm order for 100 737 Max 200s, with a further 100 options remaining. This all new Max 737 aircraft has 8 more seats than our current 189 seat Boeing 737-800s and incorporates the latest technology engines and winglets which reduces fuel consumption and noise emissions, ensuring we remain Europe's greenest, cleanest airline. Ryanair is proud to partner with Boeing and has operated an all-Boeing fleet since 1994."

Boeing Commercial Airplanes'  Senior Vice President, Global Sales & Marketing , Ihssane Mounir, said:

"     The 737 MAX with 197 seats provides Ryanair with the perfect solution for its additional capacity requirements as it strives to carry 200 million passengers per year by the middle of the next decade. The 737 family has been the foundation on which Ryanair has revolutionised low-cost travel in Europe and we are honoured that this iconic operator continues to grow in partnership with Boeing."

ENDS

For further information please contact:

Robin Kiely	Piaras Kelly
Ryanair DAC	Edelman Ireland
Tel: +353-1-9451949	Tel: +353-1-6789333
press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 June, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary